ISSUER FREE WRITING PROSPECTUS
Dated November 9, 2011
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated September 2, 2010) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1474464/000114420410048484/v196136_424b3.htm and http://sec.gov/Archives/edgar/data/1474464/000114420411060043/v238391_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on November 9, 2011:

CONTACTS
From: Anthony J. DeFazio	For: Michael Happel
DeFazio Communications, LLC	American Realty Capital New York Recovery REIT, Inc.
tony@defaziocommunications.com	mhappel@arlcap.com
Ph: 484-532-7783	Ph: 212-415-6500

FOR IMMEDIATE RELEASE

American Realty Capital New York Recovery REIT Acquires
Four Retail Condominiums in Tribeca, Manhattan

New York, NY, November 9, 2011 — American Realty Capital New York Recovery REIT, Inc., (the “Company”) announced today that it has acquired a fee-simple interest in a portfolio of four retail condominiums located on 416-424 Washington Street in the Tribeca neighborhood of Manhattan, New York, for a purchase price, excluding acquisition costs, of approximately $9.86 million.

The portfolio consists of four retail condominiums situated on Washington Street at its intersection with Laight Street and contains a total of approximately 24,000 square feet, including approximately 15,000 square feet in a parking garage and approximately 1,750 square feet in basement storage space. The portfolio is 100% leased. The four leases have maturities ranging from 2015 to 2030.

American Realty Capital New York Recovery REIT, Inc. is a publicly registered, non-traded real estate investment program that has commenced its initial public offering of up to 150 million shares of common stock, at a purchase price of $10 per share, for an aggregate offering amount of up to $1.5 billion. The Company intends to use the proceeds from the offering to acquire commercial real estate in New York City. The Company is offering the shares of common stock on a “best efforts” basis through its affiliate, Realty Capital Securities, LLC, the dealer manager of the offering.

Copies of the prospectus for the offering may be obtained by contacting: Realty Capital Securities, LLC, Three Copley Place, Suite 3300, Boston, MA 02116, Tel: 1-877-373-3522.

To arrange interviews with executives of American Realty Capital New York Recovery REIT, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.